[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

January 23, 2015

Derek B. Newman Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Credit Allocation Fund (File Nos. 333-198646, 811-22715)

Dear Mr. Newman:

Thank you for your telephonic comments of December 11, 2014 regarding the registration statement on Form N-2 filed by Guggenheim Credit Allocation Fund (the “Fund”) on September 8, 2014. On behalf of the Fund, we have articulated your comment to the best of our understanding and provided our response to your comment below.

Comment
The disclosure under “Use of Financial Leverage – Indebtedness” on page 62 provides that pursuant to the Fund’s Committed Facility Agreement with BNP Paribas, borrowings are collateralized by portfolio assets which are maintained by the Fund in a separate account with the Fund’s custodian for the benefit of the lender, and that such securities deposited in the collateral account may be rehypothecated by BNP Paribas. Please supplementally explain what “reasonable interest” the Fund receives in connection with such rehypothecation. Please also explain the accounting treatment of such rehypothecation.

Response
The Fund has not drawn any amounts under the Fund’s Committed Facility Agreement and therefore no pledged securities have been rehypothecated under the terms of the Committed facility Agreement. The Fund benefited from granting BNP Paribas the right to rehypothecate pledged securities by being able to negotiate more attractive terms than a committed facility in which rehypothecation would not be allowed. In addition, to the extent that securities are rehypothecated by BNP Paribas, the Fund receives rehypothecation fee, which represents a percentage of the revenue received by BNP Paribas from such rehypothecation.

In the event of any rehypothecation of pledged securities, the Fund expects the accounting treatment to consist of (i) additional note disclosure regarding the terms of the rehypothecation, (ii) an additional footnote in the portfolio of investments identifying the securities on loan, and (iii) the recording of the revenue associated with the revenue share discussed above.

Securities and Exchange Commission
January 23, 2015

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman